ORBITAL CORPORATION LIMITED A.B.N. 32 009 344 058	4 Whipple St, Balcatta, 6021, Western Australia PO Box 901, Balcatta, 6914, Western Australia Ph +61 8 9441 2311 Fax: +61 8 9441 2111 Website: www.orbitalcorp.com.au

21 October 2014

Manager Companies
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting
Orbital Corporation Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary

Yours faithfully

Ian Veitch ACA ACIS
Chief Financial Officer & Company Secretary

Form # 7694-6

	Orbital Corporation Limited		Proxy Summary
	Annual General Meeting		Tuesday, 21 October 2014

1)	Remuneration Report
The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	7,924,816	285,941	206,667	200,088

carried	The motion was carried as an ordinary resolution on a poll the details of which are:

an ordinary	For	Against	Abstain
	8,517,133	285,941	206,767

2)	Re-election of Director – Dr M Jones
The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	8,230,923	38,455	197,539	173,782

carried	The motion was carried as an ordinary resolution on a poll the details of which are:

an ordinary	For	Against	Abstain
	8,643,252	38,455	399,596

3)	Re-election of Director – Mr J Welborn
The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	8,230,915	38,194	194,450	177,140

carried	The motion was carried as an ordinary resolution on a poll the details of which are:

an ordinary	For	Against	Abstain
	9,157,186	38,194	194,450

4)	Performance Rights Plan
The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	7,747,079	639,035	27,591	203,807

carried	The motion was carried as an ordinary resolution on a poll the details of which are:

an ordinary	For	Against	Abstain
	8,343,115	639,035	27,691

5)	Grant of Performance Rights to the Managing Director under the Performance Rights Plan
The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	7,745,029	663,715	26,699	205,256

The motion was carried as an ordinary resolution on a poll the details of which are:

	For	Against	Abstain
	8,412,514	663,715	26,799

4)	Approval of 10% Placement Facility
The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	7,933,915	260,738	50,925	395,121

carried	The motion was carried as a special resolution on a poll the details of which are:

an ordinary	For	Against	Abstain
	9,078,067	260,738	51,025

Form # 7694-6